Exhibit 99.5

NICE inContact CXone Stays Ahead of Fast-Changing Customer Expectations with
Innovative Features that Fuel Modern Contact Centers

CXone Fall 2020 release adds advanced features to enhance digital customer service, workforce agility, agent engagement and deep-dive insights with ground-breaking analytics

SALT LAKE CITY, October 15, 2020 – NICE inContact, a NICE business (Nasdaq: NICE), today announced the Fall 2020 release of NICE inContact CXone, delivering greater workforce agility for remote teams, deeper operational insights across all digital and voice interactions, and faster handle time through real-time customer authentication with voice biometrics.

2020 was a year marked by unprecedented upheaval for contact center leaders, agents and customers. Many contact centers enacted, for the first time, wide-scale work-from-home transition plans all while juggling the rising needs and expectations of customers. In fact, a NICE inContact study of contact center leaders found that amid the COVID-19 pandemic, 62 percent of respondents experienced an increase in digital interactions and 46 percent saw an upturn in self-service channels – demonstrating that digital customer experience is critical for customer success.

“We’re witnessing the digital acceleration of the contact center in real-time,” said Paul Jarman, CEO, NICE inContact. “The vast range of digital channels customers have come to expect – chat, SMS text, Twitter, WhatsApp – are now cornerstones of positive customer experiences. NICE inContact CXone doesn’t simply support these functions; they’re now elevated to a new level with our breakthrough innovations to help contact centers gain the agility to navigate disruptions and ensure business continuity while developing relationships that last with their customers.”

Latest CXone Release Powers Contact Centers with Intelligence and Flexibility in the Face of Disruption
Building better contact centers and powering better experiences requires balancing the unique needs of modern agents with the constantly rising expectations of customers. CXone is designed to mirror customer and agent experiences, eliminating silos and creating new opportunities. CXone Fall release highlights include:

•
Enhanced Remote Workforce Agility & Agent Engagement: CXone provides remote workforce agility with an advanced workforce engagement suite as part of the unified, cloud native CXone platform, enabling contact centers to avoid disruptions and to continuously manage productivity and agent performance in any location. Leaders can coach and engage their agents in a remote capacity the same as in the office – and in some cases more effectively -- through new digital coaching with real-time agent screen monitoring. CXone also offers new business intelligence models for remote agents and adds new functionality to support work-from-home demands, such as agent-initiated schedule changes, rotational schedules, and other agent-centric remote features.

•
New AutoDiscovery of Trends Across Digital and Voice Interactions: Faster action to seize opportunities or resolve systemic problems is a must-have in today’s fast-paced digital environment. Now organizations can apply the power of end-to-end analytics across 100% of interactions to spot patterns and answer questions that they did not even know to ask. New AutoDiscovery in CXone creates “aha” moments through automatic categorization and visualization of topics and trends through machine learning and artificial intelligence (AI).

•
New Business Intelligence (BI) for Deeper Operational Visibility: New CXone Business Intelligence provides advanced analysis and exploration by embedding BI directly in CXone with graphics, trends, dynamic explorations, and drill-downs. Business users will have the ability to thoroughly analyze with advanced tools, pre-built reports, and custom reporting. New pre-built reports include visualizations and drill-downs for Workforce Management and Quality Management with the evaluation details linked to associated agent/customer interactions.

•
New Real-time Customer Authentication Streamlines Agent and Customer Interactions: Leveraging voice biometrics and advanced artificial intelligence, CXone now offers a passive authentication method to quickly confirm customer identity without repeating passphrases or other identifying markers – reducing average handle time on all agent calls, reducing customer effort and empowering customers to do more within self-service IVR.

“Seamless, exceptional experiences are vital in attracting new customers, fostering existing relationships and building a community of brand advocates, Jarman said. “The Fall 2020 CXone release takes a holistic approach to improving both agent and customer experiences and to helping organizations of all sizes modernize and remain agile in today’s increasingly digital world.”

About NICE inContact CXone
NICE inContact CXone is the leading cloud customer experience platform. Only CXone unifies Customer Analytics, Omnichannel Routing, Workforce Engagement Management, and Automation & Artificial Intelligence – providing a seamless customer and agent experience – as part of one enterprise-grade, cloud native platform. With its Open Cloud Foundation, CXone powers rapid innovation via open APIs, leading scalability and reliability (guaranteed 99.99 percent uptime), and carrier-grade connectivity (guaranteed voice quality).

About NICE inContact
NICE inContact works with organizations of all sizes to create extraordinary and trustworthy customer experiences that create deeper brand loyalty and relationships that last. With NICE inContact CXoneTM, the industry’s most complete cloud customer experience platform, we combine best-in-class Customer Analytics, Omnichannel Routing, Workforce Optimization, Automation and Artificial Intelligence, all on an Open Cloud Foundation to help any company transform every single customer interaction. See how our customer-centric expert services, innovative software, extensive ecosystem of valuable partnerships, and over a decade of global experience can help you transform every experience and customer relationship for lasting results. NICE inContact is recognized as a market leader by the leading industry analyst firms. www.niceincontact.com

NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.